February 2, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Filing Desk

To Whom It May Concern:

This letter is to inform you that I have authorized Kenneth Goldman, Jeffrey Amann and Kimberley Henningsen, or any of them individually, to sign on my behalf all forms required under Section 16(a) of the Securities
Exchange Act of 1934, as amended, relating to transactions involving the stock or derivative securities of Siebel Systems, Inc. Any of these individuals is accordingly authorized to sign any Form 3, Form 4, Form 5 or amendment thereto which I am required to file with the same effect as if I had signed them myself. The authorization shall remain in effect until revoked in writing by me.

Yours truly,

Signature:  /s/ Gary Hanna
Name:  Gary Hanna